# First Federal of Olathe Bancorp, Inc.



# 2002 Annual Report

First Federal of Olathe Bancorp, Inc.

100 East Park Street, PO Box 636
Olathe, KS 66051
(913) 397-6737

March 25, 2003

To Our Shareholders:

The Board of Directors, Officers and Employees of First Federal of Olathe Bancorp, Inc. and its wholly owned subsidiary, First Federal Savings and Loan Association of Olathe, are pleased to provide you with our annual report.

Our 2002 fiscal year was a challenging one not only as part of the financial industry but for our nation as well, as we continue to adjust, cope and live with the many changes which have occurred since the events of September 2001. Continued record low interest rates, a depressed stock market, uncertainty overseas and a "cooled off" local economy have kept financial institutions on their toes.

First Federal of Olathe Bancorp's assets decreased from $55,436,000 to $49,729,000, for the fiscal year ended December 31, 2002, primarily due to a majority of the investment securities being called. Total shareholders' equity for the parent corporation decreased from $12,241,000 to $11,841,000; mostly due to the continued repurchase plans. Net earnings for the year increased from $560,000 to $767,000, generating basic earnings per share of $1.65 for the year ended December 31, 2002.

The Board and Management are committed to continue to watch expenses, improve earnings and evaluate business decisions. The Board expects to consider the benefits of delisting after the Company completes the three-year period as a public company. In addition, our commitment is to operate a safe and sound, community-oriented financial institution, to serve our customers and the local community and obtain returns for you, our shareholders.

Thank you for your support and confidence in our Company.

Sincerely,

Mitch Ashlock
President and Chief Executive Officer

## *SELECTED CONSOLIDATED FINANCIAL DATA*

The following table presents our consolidated financial data as of and for the three years ended December 31, 2002, and should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included elsewhere in this document. The selected balance sheets and statements of income data, insofar as they relate to the three years in the three-year period ended December 31, 2002, have been derived from our audited consolidated financial statements.

| | At December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| | (In Thousands) | | |
| **Selected Consolidated Balance Sheet Data:** | | | |
| Total assets | $ 49,729 | $ 55,436 | $ 50,421 |
| Loans, net | 39,993 | 38,415 | 36,059 |
| Securities: | | | |
| Held to maturity | 2,014 | 5,500 | 12,594 |
| Available for sale | 1,819 | 1,848 | 829 |
| FHLB stock | 380 | 380 | 330 |
| Deposits | 35,328 | 37,671 | 28,504 |
| FHLB advances | 2,000 | 5,000 | 6,600 |
| Total stockholders' equity | 11,841 | 12,241 | 14,836 |

| | Years Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| | (In Thousands) | | |
| **Selected Consolidated Operations Data:** | | | |
| Total interest income | $ 3,869 | $ 4,149 | $ 3,907 |
| Total interest expense | 1,965 | 2,144 | 1,901 |
| Net interest income | 1,904 | 2,005 | 2,006 |
| Provision for loan losses | — | — | — |
| Net interest income after provision for loan losses | 1,904 | 2,005 | 2,006 |
| Fees and service charges | 36 | 23 | 13 |
| Gain on sale of other real estate | 7 | 14 | — |
| Total non-interest income | 43 | 37 | 13 |
| Total non-interest expense | 718 | 1,027 | 399 |
| Income before income tax | 1,229 | 1,015 | 1,620 |
| Income tax provision | 462 | 455 | 614 |
| Net income | 767 | 560 | 1,006 |
| | | | |
| Unrealized gain (loss) on investment securities available for sale, net of deferred tax expense | (19) | 12 | 151 |
| Comprehensive income | $ 748 | $ 572 | $ 1,157 |
| | | | |
| Earnings per share, Basic | $ 1.65 | $ 1.12 | $ 1.33 |
| Earnings per share, Diluted | $ 1.63 | $ 1.11 | $ 1.33 |

| Selected Consolidated Financial Ratios and Other Data: | Years Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Performance Ratios: | | | |
| Return on assets (net income to average total assets) | 1.41% | 1.02% | 2.00% |
| Return on equity (net income to average equity) | 6.36 | 3.91 | 4.71 |
| Interest rate spread information: | | | |
| Average during period | 2.43 | 2.16 | 2.70 |
| End of period | 2.62 | 2.60 | 2.99 |
| Net interest margin[(1)] | 3.57 | 3.65 | 4.12 |
| Ratio of operating expense to average total assets | 1.32 | 1.85 | 0.79 |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 130.26 | 138.14 | 136.40 |

| | Years Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Asset Quality Ratios: | | | |
| Non-performing assets to total assets at end of period | — | .49% | 0.59% |
| Allowance for loan losses to non-performing loans | — | 63.87 | 58.53 |
| Allowance for loan losses to loans, net | .44% | .46 | 0.49 |
| Capital Ratios: | | | |
| Equity to total assets at end of period | 23.81 | 22.08 | 29.42 |
| Average equity to average assets | 22.13 | 25.81 | 28.99 |
| Other Data: | | | |
| Number of full-service offices | 1 | 1 | 1 |

(1) Net interest income divided by average interest earning assets.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### *General*

First Federal of Olathe Bancorp, Inc. ("First Federal of Olathe Bancorp" or the "Company") was formed in December 1999 to become a holding company for First Federal Savings and Loan Association of Olathe ("First Federal Savings" or the "Association"). The Company's principal business is to provide banking services through the Association. Specifically, First Federal Savings operates as a traditional savings association, specializing in one-to-four family residential mortgage lending and savings deposits. First Federal Savings' business consists primarily of attracting retail deposits from the general public and using those funds to originate real estate loans, primarily in Johnson County, Kansas. First Federal Savings holds its loans for long-term investment purposes. First Federal Savings also invests in various investment securities. The Association's primary sources of income are interest on loans and investment securities plus customer service fees from lending activities. Expenses consist primarily of interest payments on customer deposits and other borrowings and general and administrative costs. Earnings of First Federal Savings also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which are beyond the control of First Federal Savings.

Customer deposit accounts are insured by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Association is regulated by the Office of Thrift Supervision ("OTS") and the FDIC. The information contained in this section should be read in conjunction with the consolidated financial statements, the accompanying notes to consolidated financial statements and the other sections contained in this document.

The executive office of the Company and the Association is located at 100 East Park Street, Olathe, Kansas 66061 and its telephone number is (913) 782-0026.

### *Forward-Looking Statements*

This report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "expect," "intent" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which the Company operates); changes in interest rates, accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Company has no control); and other risks detailed in this report and the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

## *Financial Condition*

Total assets decreased by $5.7 million, or 10.3%, to $49.7 million at December 31, 2002 from $55.4 million at December 31, 2001. Calls on securities continued into 2002 as issuers were taking advantage of lower rates. There was very little loan growth during the year as refinancings continued their fast pace during 2002. In addition, $3.0 million in FHLB advances were paid off during the year.

Loans increased $1.6 million, or 4.2%, to $40.0 million at December 31, 2002 from $38.4 million at December 31, 2001. The increase reflects the Association's attempt to move the federal funds sold from the low interest-bearing deposit with the Federal Home Loan Bank to higher interest earning assets. In November 2002, the Association purchased $1.8 million in loans from a local bank that was withdrawing from the Johnson County, Kansas market. The Association continued to see growth in its market and strong competition as customers continued to capitalize on the low interest rates.

Securities held to maturity decreased $3.5 million, or 63.6%, to $2.0 million at December 31, 2002 from $5.5 million at December 31, 2001, reflecting the maturity or call of various federal agency debt securities. These funds were primarily used to pay down matured Federal Home Loan Bank advances. Advances from Federal Home Loan Bank decreased $3.0 million to $2.0 million at December 31, 2002 from $5.0 million at December 31, 2001.

Deposits decreased $2.4 million, or 6.4%, to $35.3 million at December 31, 2002 from $37.7 million at December 31, 2001. The average yield on interest-bearing deposits during that period decreased to 4.6% at December 31, 2002 from 5.3% at December 31, 2001. In addition, the Association had a withdrawal of a significant deposit account during the second quarter of 2002. Thus, even though rates were dropping, consumers continued to leave their money in more stable interest-earning deposits. Brokered deposits remained consistent at $7.3 million.

Total stockholders' equity decreased $.4 million, or 3.3%, to $11.8 million at December 31, 2002 from $12.2 million at December 31, 2001. This was mainly due to net income being offset by a purchase of treasury shares during 2002. The Board of Directors authorized the repurchase of 55,632 shares in both May and October 2001 and another 55,632 shares in September 2002, as part of its capital management strategy. The Company repurchased 50,811 shares in open market transactions during 2002 at an average cost of $23.31 per share, or a total cost of $1.2 million.

## *Analysis of Net Interest Income*

The Association's net interest income is comprised of the difference ("spread") between interest income on loans and investment securities and the interest cost of customer deposits and FHLB advances. Management monitors net interest spreads and, although constrained by certain market, economic and competition factors, it establishes loan rates and customer deposit rates that maximize net interest margins.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. No tax-equivalent adjustments were made.

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | | 2001 | | |
| | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| | (Dollars in Thousands) | | | | | |
| Interest-earning assets: | | | | | | |
| Loans [1] | $ 38,570 | $ 3,350 | 8.68% | $ 38,166 | $ 3,297 | 8.64% |
| Securities | 6,127 | 368 | 6.01 | 9,874 | 624 | 6.32 |
| FHLB stock | 380 | 17 | 4.56 | 379 | 25 | 6.77 |
| Interest-earning deposits | 8,290 | 134 | 1.62 | 6,434 | 203 | 3.15 |
| Total interest-earning assets | 53,367 | 3,869 | 7.18 | 54,853 | 4,149 | 7.56 |
| Other non-interest-earning assets | 1,131 | | | 575 | | |
| Total assets | $ 54,498 | | | $ 55,428 | | |
| Interest-bearing liabilities: | | | | | | |
| Savings deposits | $ 3,925 | 51 | 1.31 | $ 3,716 | 99 | 2.66 |
| Money market accounts | 1,723 | 26 | 1.52 | 1,758 | 48 | 2.76 |
| Certificate accounts | 31,897 | 1,660 | 5.21 | 28,617 | 1,658 | 5.79 |
| FHLB advances | 3,816 | 228 | 5.96 | 5,621 | 339 | 6.03 |
| Total interest-bearing liabilities | 41,361 | 1,965 | 4.75 | 39,712 | 2,144 | 5.40 |
| Non-interest-bearing liabilities | 1,075 | | | 1,368 | | |
| Equity | 12,062 | | | 14,348 | | |
| Total liabilities and equity | $ 54,498 | | | $ 55,428 | | |
| Net interest income | | $ 1,904 | | | $ 2,005 | |
| Net interest rate spread | | | 2.43% | | | 2.16% |
| Net earning assets | $ 12,006 | | | $ 15,141 | | |
| Net yield on average interest-earning assets | | | 3.57% | | | 3.65% |

[1]Calculated net of loan fees, loans in progress and loan loss reserves. Nonaccruing loans would be included in the average loan amounts, although First Federal Savings has not had any nonaccruing loans during recent periods.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (i.e., changes in volume multiplied by old rate) and changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

| | Years Ended December 31, 2002 vs. 2001 | | |
|---|---|---|---|
| | Volume | Rate | Total |
| | (In Thousands) | | |
| Interest-earning assets: | | | |
| Loans | $ 37 | $ 16 | $ 53 |
| FHLB stock | 0 | (8) | (8) |
| Securities | (224) | (32) | (256) |
| Interest-earning deposits | 47 | (116) | (69) |
| Total interest-earning assets | $ (140) | $ (140) | $ (280) |
| Interest-bearing liabilities: | | | |
| Savings deposits | $ 6 | $ (53) | $ (47) |
| Money market accounts | (1) | (21) | (22) |
| Certificate accounts | 178 | (176) | 2 |
| FHLB advances | (108) | (4) | (112) |
| Total interest-bearing liabilities | $ 75 | $ (254) | $ (179) |
| Net interest income | | | $ (101) |

## *Comparison of Operating Results for the Years Ended December 31, 2002 and 2001*

***Net Income.*** Net income for the year ended December 31, 2002 increased by $207,000 or 36.8%, to $767,000 from $560,000 for the year ended December 31, 2001. The increase in net income was due principally to lower compensation cost under stock benefit plans during 2002, as the 2001 expense reflected the 20% immediate vesting and the additional release of ESOP shares from the $4.00 special cash distribution received by the ESOP. Compensation expense related to the Recognition and Retention Plan, which was approved by the Company's stockholders on April 25, 2001, amounted to $103,000 and $173,000 for the years ended December 31, 2002 and 2001, respectively. Compensation cost recognized under the ESOP amounted to $108,000 and $314,000 for the years ended December 31, 2002 and 2001, respectively.

Basic earnings per share (EPS) increased 47.3% to $1.65 for the year ended December 31, 2002 from $1.12 during 2001. The Company's return on average interest-earning assets for the years ended December 31, 2002 and 2001 was 1.4% and 1.0%, respectively. The return on average stockholders' equity amounted to 6.4% and 3.9% for the years ended December 31, 2002 and 2001, respectively. The increase in the return on stockholders' equity was primarily due to the increase in net income during 2002 (discussed above) and the decrease in equity during 2002 due to the repurchase of 50,811 treasury shares.

*Net Interest Income.* For the year ended December 31, 2002, net interest income decreased by $.1 million to $1.9 million from $2.0 million for the year ended December 31, 2001. The decrease reflects a decrease of $.2 million, or 4.9%, in interest income to $3.9 million for the year ended December 31, 2002 from $4.1 million for the year ended December 31, 2001, and a decrease of $.2 million, or 8.3%, in interest expense, to $2.0 million for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. The net interest margin decreased to 3.5% in 2002, as compared to 3.7% in 2001.

Interest income decreased principally as a result of the decrease in the volume of interest earning assets. The yield on average interest-earning assets decreased to 7.2% in 2002 from 7.6% in 2001, while average interest-earning assets decreased to $53.4 million at December 31, 2002 as compared to $54.9 million at December 31, 2001. The decrease in average interest-earning assets was attributable principally to a decrease in investment securities as securities were called to take advantage of lower interest rates, which proceeds were primarily used to pay matured advances to FHLB. The average yield on fed funds decreased to 1.6% for the year ended December 31, 2002 from 3.2% for the year ended December 31, 2001. The average yield on investments decreased to 6.0% for the year ended December 31, 2002 from 6.3% for the year ended December 31, 2001.

The interest expense decrease is partially attributed to a decrease in average advances from the FHLB during the year. The interest expense on Federal Home Loan Bank advances decreased $111,000 to $228,000 for the year ended December 31, 2002 from $339,000 for 2001, which principally reflected the decrease in the average outstanding balances of advances from the Federal Home Loan Bank during 2002.

Interest expense on deposits decreased $.1 million to $1.7 million for the year ended December 31, 2002 from $1.8 million for 2001, which reflected the increase in the average outstanding deposit balances to $37.5 million for 2002 from $34.1 million for 2001 and a decrease on the average yield paid on deposits to 4.6% during the year ended December 31, 2002 as opposed to 5.3% for the year ended December 31, 2001.

***Provision for Loan Losses.*** The provision for loan losses was $0 for the years ended December 31, 2002 and 2001. Although no additions were made to the allowance for loan losses during 2002, management continues to closely assess the loan portfolio for inherent losses and reports all loans greater than 30 days past due to the Board of Directors. In addition, detail review and discussion occurs with management and the Board for those loans that approach the 60 and 90 days past due levels.

At December 31, 2002 and 2001, the allowance for loan losses was $175,000, which represents .44% and .46%, respectively, of net loans. There were no non-performing loans or loans in the 90-day past due category at December 31, 2002. There were four non-performing loans and two loans in the over 90-day category at December 31, 2001. The allowance for loan losses at December 31, 2001 represented 63.9% of non-performing loans.

In assessing the inherent losses in First Federal Savings' portfolio at December 31, 2002 and 2001, management examined its market area, the increase in the size of its loan portfolio, its problem assets, the components of its loan portfolio, including loans on non-owner occupied properties and statistical data for financial institutions. Generally, management considered, among other things, the following matters: First Federal Savings' total loan portfolio increases during these periods, total non-owner occupied property loan increases from 1998 to 2002 and increases in the number of loans to borrowers that are not depositors or known on a personal basis by management. Based upon this analysis, management concluded that no provision for loan losses was required for the years ended December 31, 2002 and 2001.

Historical net charge-offs are not necessarily indicative of the amount of net charge-offs that First Federal Savings will realize as it continues to evolve and grow. First Federal Savings' management assesses the adequacy of the allowance for loan losses based on the known inherent losses in the loan portfolio and management's continuing analysis of the quality of the loan portfolio. While management believes that, based on the information currently available, First Federal Savings' allowance for loan losses is sufficient to cover probable losses inherent in its loan portfolio at this time, no assurances can be given that First Federal Savings' level of allowance for loan losses will be sufficient to cover loan losses incurred by First Federal Savings or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may increase its level of allowance for loan losses as a percentage of its total loans and non-performing loans if the level of loans on non-owner occupied properties, commercial loans, consumer lending or loan purchases as a percentage of its total loan portfolio increases. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review First Federal Savings' allowance for loan losses. These agencies may require First Federal Savings to provide additions to the allowance based on judgments different than management.

***Non-interest Income.*** Non-interest income increased $6,000 to $43,000 for the year ended December 31, 2002 from $37,000 for the year ended December 31, 2001. This increase was principally due to an increase in loan fees caused by increased refinancings as borrowers took advantage of lower mortgage rates.

***Non-interest Expense.*** Non-interest expense decreased $.3 million to $.7 million for the year ended December 31, 2002 from $1.0 million for the year ended December 31, 2001. This decrease was principally due to decreases in compensation cost and professional fees. Compensation expense related to the Recognition and Retention Plan, amounted to $103,000 and $173,000 (of which $103,000 represents 20% immediate vesting under the plan) for the years ended December 31, 2002 and 2001, respectively. The Company also recognized compensation cost recognized under the ESOP of $108,000 and $314,000 (includes the special cash dividend of $4 per share received by the ESOP which released additional ESOP shares during 2001) for the years ended December 31, 2002 and 2001, respectively. In addition, professional fees decreased 31.4%, or $64,000, to $140,000 from $204,000 for the years ended December 31, 2002 and 2001, respectively. The decrease in professional fees was principally due to higher fees in 2001 related to preparing documents and accounting for the 2001 Stock Option and Recognition and Retention Plans.

***Income Taxes.*** Income taxes increased by $7,000 to $462,000 for the year ended December 31, 2002 from $455,000 for the year ended December 31, 2001. The effective tax rates were 37.6% and 44.8% (higher due to nondeductible ESOP compensation expense) for the years ended December 31, 2002 and 2001, respectively. The effective rate represents a blended rate of federal and state tax rates.

## *Asset/Liability Management and Market Risk*

***Interest Rate Sensitivity.*** Savings institutions such as First Federal Savings are subject to interest rate risk to the extent their interest-bearing liabilities, consisting primarily of deposit accounts and FHLB advances, mature or reprice more rapidly, or on a different basis, than their interest-earning assets, consisting predominantly of 15- and 25-year fixed rate real estate loans and investments held for investment and liquidity purposes. Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset/liability structure may result in declining net interest earnings during periods of rising interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset/liability structure may result in declining net interest earnings during periods of falling interest rates.

***Net Portfolio Value.*** First Federal Savings monitors and evaluates the potential impact of interest rate changes upon the market value of First Federal Savings' portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. First Federal Savings uses the quarterly reports from the OTS that show the impact of changing interest rates on First Federal Savings' net portfolio value ("NPV"). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of NPV exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the OTS has indicated that no institutions will be required to deduct capital for interest rate risk until further notice. Because a 200 basis point increase in interest rates would have resulted in First Federal Savings' NPV declining by more than 2% of the estimated market value of First Federal Savings' assets as of December 31, 2002, First Federal Savings would have been subject to a capital deduction at December 31, 2002 if the regulation had been effective as of such date.

The following table presents First Federal Savings' NPV at December 31, 2002, as calculated by the OTS, based on information provided to the OTS by First Federal Savings.

| | Net Portfolio Value | | | | |
|---|---|---|---|---|---|
| Changes in Interest Rates (Basis Points) | Estimated NPV | Amount of Change in NPV | Percent Change in NPV | NPV as a % of Portfolio Value of Assets | Basis Point Change |
| | | (Dollars in Thousands) | | | |
| 300 | 13,543 | (1,835) | (12)% | 26.39% | (190) |
| 200 | 14,553 | (824) | (5)% | 27.60% | (69) |
| 100 | 15,238 | (140) | (1)% | 28.32% | 3 |
| 0 | 15,378 | — | — | 28.29% | — |
| -100 | 15,362 | (16) | 0% | 18.05% | (24) |
| -200 | — | — | — | — | — |
| -300 | — | — | — | — | — |

Although the OTS has informed First Federal Savings that it is not subject to the interest rate risk component discussed above, First Federal Savings is still subject to interest rate risk and, as can be seen above, rising interest rates will reduce First Federal Savings' NPV. The OTS has the authority to require otherwise exempt institutions to comply with the rule concerning interest rate risk.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table.

All of First Federal Savings' loan portfolio at December 31, 2002 had fixed interest rates. First Federal Savings' fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds. However, if interest rates increase, First Federal Savings would have to pay more on its deposits and new borrowings, which would adversely affect First Federal Savings' interest rate spread.

First Federal Savings' Board of Directors has formulated asset/liability management policies designed to promote long-term profitability while managing interest rate risk. These policies are designed to reduce the impact of changes in interest rates on First Federal Savings' net interest income by achieving a more favorable match between the maturity or repricing dates of its interest-earning assets and interest-bearing liabilities. First Federal Savings has sought to maintain a strong deposit base by increasing customer investments in fixed rate obligations with an emphasis on 18-month to 60-month maturity certificates of deposit. Customer deposits are originated from the local customer base as well as brokered deposits.

### *Liquidity and Capital Resources*

First Federal Savings' primary sources of funds are deposits, FHLB advances, repayments on loans, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

The primary investing activity of First Federal Savings is the origination of loans to be held for investment. For the years ended December 31, 2002 and 2001, First Federal Savings originated loans for the portfolio in the amount of $16.0 million and $17.4 million, respectively. For the years ended December 31, 2002 and 2001, these activities were funded by principal repayments of $14.5 million and $15 million, respectively, in addition to the growth in deposits.

First Federal Savings is required to maintain minimum levels of liquid assets under the OTS regulations. It is First Federal Savings' policy to maintain its liquidity portfolio in excess of regulatory requirements.

First Federal Savings' most liquid assets are cash and cash equivalents, which include overnight deposits at First National Bank of Olathe and the FHLB of Topeka. The levels of these assets are dependent on the Association's operating, financing, lending and investing activities during any given period. At December 31, 2002 and 2001, cash and cash equivalents were $5.1 million and $8.6 million, respectively. The decrease in cash and cash equivalents at December 31, 2002, compared to December 31, 2001, resulted primarily from purchasing $1.8 million in mortgage loans in November 2002 and funding withdrawal of deposit accounts late in 2002.

Liquidity management for the Association is both an ongoing and long-term function of the Association's asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Topeka and the First National Bank of Olathe. Should the Association require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances. The Association could pledge its mortgage loans, FHLB stock or certain other assets as collateral for such advances. At December 31, 2002, the Association had a balance of $2.0 million in FHLB advances. The Association had a maximum of FHLB advances available of approximately $18.3 million at December 31, 2002.

At December 31, 2002, First Federal Savings had outstanding loan commitments of $474,000 and $90,000 of undisbursed loans in process. First Federal Savings anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process, prior to the issuance of firm commitments. Certificates of deposit that are scheduled to mature in one year or less at December 31, 2002 amount to $20.6 million. Management believes that a significant portion of such deposits will remain with First Federal Savings.

Under federal law, First Federal Savings is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2002, First Federal Savings exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 23.5%, 23.5% and 51.7%, respectively.

## *Critical Accounting Policies*

The Company has identified the accounting policies below as critical to the Company's operations and to understanding the Company's consolidated financial statements. Following is an explanation of the methods and assumptions underlying their application.

***Allowance for Loan Losses.*** Management records an Allowance for Loan Losses ("ALLL") sufficient to cover current net charge-offs and an estimate of probable losses based on an analysis of risks that management believes to be inherent in the loan portfolio. The ALLL recognizes the inherent risks associated with lending activities but, unlike a specific allowance, has not been allocated to particular problem assets but to a homogenous pool of loans. Management analyzes the adequacy of the allowance on a monthly basis and believes that the Association's ALLL is adequate.

While management uses information currently available to determine this allowance, it can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Association's allowance for loan loss as part of their examination, and they may require the Association to recognize additional loss provisions based on the information available at the time of their examinations. Management estimates the required level of ALLL using a formula based on various subjective and objective factors.

Each quarter, management assesses the risk of the assets in the loan portfolio using historical loss data and current economic conditions in order to determine impairment of the loan portfolio and adjusts the level of ALLL, if necessary. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next 12 months. When considering the adequacy of ALLL, management's evaluation of the asset portfolio has two primary components: foreclosure probability and loss severity. Foreclosure probability is the likelihood of loans not repaying in accordance with their original terms, which would result in the foreclosure and subsequent liquidation of the property. Loss severity is any potential loss resulting from the loan's foreclosure and subsequent liquidation. Management calculates estimated foreclosure frequency and loss severity for the loan portfolio based upon historical data plus an estimate of certain subjective factors including future market trends and economic conditions.

In addition, management reviews individual loans for impairment each month. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Association records a specific allowance equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

***Change in Accounting Principles.*** The Financial Accounting Standards Board (FASB) recently issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, effective for guarantees issued or modified after December 31, 2002, which is not expected to have a material effect on the Company's financial statements.

In addition, FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for financial statements issued for fiscal years beginning after December 15, 2001, Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, issued April 2002, Statement No. 147, *Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9*, issued October 2002 and Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, issued December 2002, which are not expected to have a material effect on the Company's financial position or results of operations.

## Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America , which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike industrial companies, nearly all of the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on First Federal Savings' performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

BKD LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
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# Independent Accountants' Report

Board of Directors
First Federal of Olathe Bancorp, Inc.
Olathe, Kansas

We have audited the accompanying consolidated balance sheets of First Federal of Olathe Bancorp, Inc. and its wholly owned subsidiary, First Federal Savings and Loan Association of Olathe (the "Association") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal of Olathe Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
January 24, 2003

# First Federal of Olathe Bancorp, Inc.
## Consolidated Balance Sheets
## December 31, 2002 and 2001

### Assets

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Cash and cash equivalents | | | | |
| Cash and non-interest earning deposits | $ | 204,821 | $ | 317,541 |
| Federal funds sold | | 4,900,000 | | 8,300,000 |
| Total cash and cash equivalents | | 5,104,821 | | 8,617,541 |
| Held-to-maturity securities, at cost | | 2,014,309 | | 5,500,000 |
| Available-for-sale securities | | 1,818,984 | | 1,847,909 |
| Federal Home Loan Bank stock, at cost | | 380,000 | | 380,000 |
| Loans, net of deferred loan fees and allowance for loan losses | | 39,993,211 | | 38,414,852 |
| Accrued interest and dividends | | 317,596 | | 331,605 |
| Equipment, net of accumulated depreciation | | 2,250 | | 8,081 |
| Refundable income taxes | | 56,919 | | 117,918 |
| Other real estate owned | | — | | 217,882 |
| Prepaid expenses | | 41,295 | | — |
| Total assets | $ | 49,729,385 | $ | 55,435,788 |

*See Notes to Consolidated Financial Statements*

## Liabilities and Stockholders' Equity

| | 2002 | 2001 |
|---|---|---|
| **Liabilities** | | |
| Deposits | $ 35,327,722 | $ 37,670,610 |
| Dividends payable | 83,682 | 93,844 |
| Advances from borrowers for taxes and insurance | 3,957 | 1,190 |
| Interest payable on deposits | 49,766 | 54,044 |
| Advances from the Federal Home Loan Bank | 2,000,000 | 5,000,000 |
| Accrued expenses | 86,921 | 85,530 |
| Deferred income taxes | 336,289 | 289,802 |
| Total liabilities | 37,888,337 | 43,195,020 |
| **Stockholders' Equity** | | |
| Common stock, $.01 par value, 4,000,000 shares authorized, 556,328 shares issued in 2002 and 2001 | 5,563 | 5,563 |
| Additional paid-in capital | 3,401,161 | 3,336,145 |
| Retained earnings | 10,581,921 | 9,996,392 |
| Unearned ESOP shares | (241,770) | (291,696) |
| Deferred compensation | (237,580) | (340,203) |
| Accumulated other comprehensive income | | |
| Unrealized appreciation on available-for-sale securities, net of income taxes of $291,000 in 2002 and $301,000 in 2001 | 517,136 | 535,648 |
| | 14,026,431 | 13,241,849 |
| Treasury stock, at cost, 93,413 and 42,602 shares in 2002 and 2001, respectively | (2,185,383) | (1,001,081) |
| Total stockholders' equity | 11,841,048 | 12,240,768 |
| Total liabilities and stockholders' equity | $ 49,729,385 | $ 55,435,788 |

*See Notes to Consolidated Financial Statements*

# First Federal of Olathe Bancorp, Inc.
## Consolidated Statements of Income
## Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Interest and Dividend Income** | | |
| Loans receivable | $ 3,349,734 | $ 3,296,639 |
| Investment securities | 367,994 | 623,812 |
| Cash and cash equivalents | 134,267 | 202,979 |
| Equity securities | 17,326 | 25,675 |
| Total interest and dividend income | 3,869,321 | 4,149,105 |
| **Interest Expense** | | |
| Deposits | 1,737,873 | 1,805,272 |
| Federal Home Loan Bank advances | 227,370 | 338,806 |
| Total interest expense | 1,965,243 | 2,144,078 |
| **Net Interest and Dividend Income** | 1,904,078 | 2,005,027 |
| **Non-Interest Income** | | |
| Service charges and other fees | 36,295 | 22,677 |
| Gain on sale of other real estate | 6,864 | 14,253 |
| | 43,159 | 36,930 |
| **Non-Interest Expense** | | |
| Salaries and related payroll expenses | 317,620 | 620,801 |
| Federal insurance premiums | 26,428 | 23,961 |
| Directors' fees | 56,080 | 56,480 |
| Occupancy of premises | 58,921 | 53,848 |
| Professional fees | 140,247 | 204,196 |
| Other general and administrative expenses | 119,190 | 67,260 |
| Total non-interest expense | 718,486 | 1,026,546 |
| **Income Before Income Taxes** | 1,228,751 | 1,015,411 |
| **Income Tax Provision** | 462,000 | 455,000 |
| **Net Income** | $ 766,751 | $ 560,411 |
| **Earnings Per Share – Basic** | $ 1.65 | $ 1.12 |
| **Earnings Per Share – Diluted** | $ 1.63 | $ 1.11 |

# First Federal of Olathe Bancorp, Inc.

## Consolidated Statements of Stockholders' Equity

## Years Ended December 31, 2002 and 2001

| | Comprehensive Income | Common Stock | Additional Paid-In Capital | Retained Earnings | Unearned ESOP Shares | Deferred Compensation | Accumulated Other Comprehensive Income | Treasury Stock | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance, January 1, 2001** | | $ 5,563 | $ 5,041,442 | $ 9,700,070 | $ (434,448) | $ — | $ 523,452 | $ — | $ 14,836,079 |
| Net income | $ 560,411 | — | — | 560,411 | — | — | — | — | 560,411 |
| Other comprehensive income | | | | | | | | | |
| Change in unrealized appreciation on available-for-sale securities, net of income taxes of $7,000 | 12,196 | — | — | — | — | — | 12,196 | — | 12,196 |
| Issuance of 25,030 shares under recognition plan | — | — | — | (70,154) | — | (513,115) | — | 583,269 | — |
| Compensation cost on awards issued under recognition plan | — | — | — | — | — | 172,912 | — | — | 172,912 |
| Purchase of 67,632 shares of common stock for the treasury | — | — | — | — | — | — | — | (1,584,350) | (1,584,350) |
| ESOP shares released | | — | 171,583 | (780) | 142,752 | — | — | — | 313,555 |
| Dividends on common stock ($.40 per share) | — | — | — | (193,155) | — | — | — | — | (193,155) |
| Special cash distribution ($4.00 per share) | — | — | (1,876,880) | — | — | — | — | — | (1,876,880) |
| | $ 572,607 | | | | | | | | |
| **Balance, December 31, 2001** | | 5,563 | 3,336,145 | 9,996,392 | (291,696) | (340,203) | 535,648 | (1,001,081) | 12,240,768 |
| Net income | $ 766,751 | — | — | 766,751 | — | — | — | — | 766,751 |
| Other comprehensive income | | | | | | | | | |
| Change in unrealized appreciation on available-for-sale securities, net of income taxes of $10,000 | (18,512) | — | — | — | — | — | (18,512) | — | (18,512) |
| Compensation cost on awards issued under recognition plan | — | — | — | — | — | 102,623 | — | — | 102,623 |
| Purchase of 50,811 shares of common stock for the treasury | — | — | — | — | — | — | — | (1,184,302) | (1,184,302) |
| ESOP shares released | — | — | 65,016 | (7,147) | 49,926 | — | — | — | 107,795 |
| Dividends on common stock ($.40 per share) | | — | — | (174,075) | — | — | — | — | (174,075) |
| | $ 748,239 | | | | | | | | |
| **Balance, December 31, 2002** | | $ 5,563 | $ 3,401,161 | $ 10,581,921 | $ (241,770) | $ (237,580) | $ 517,136 | $ (2,185,383) | $ 11,841,048 |

*See Notes to Consolidated Financial Statements*

# First Federal of Olathe Bancorp, Inc.

## Consolidated Statements of Cash Flows

## Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ 766,751 | $ 560,411 |
| Items not requiring (providing) cash | | |
| Depreciation | 5,831 | 5,732 |
| Amortization (accretion) of premiums (discounts) on securities | 10,732 | (5,939) |
| Gain on disposal of other real estate owned | (6,864) | (14,253) |
| Deferred income taxes | 56,900 | 47,744 |
| Compensation expense recognized on allocated ESOP shares | 107,795 | 313,555 |
| Compensation expense on 2001 Recognition and Retention Plan | 102,623 | 172,912 |
| Changes in | | |
| Accrued interest and dividends | 14,009 | 123,705 |
| Prepaid expenses | (41,295) | 6,499 |
| Interest payable on deposits | (4,278) | 14,104 |
| Accrued expenses | 1,391 | 6,884 |
| Income taxes | 60,999 | (138,515) |
| Net cash provided by operating activities | 1,074,594 | 1,092,839 |
| **Investing Activities** | | |
| Net originations of loans | (1,578,359) | (2,587,402) |
| Proceeds from sale of other real estate owned | 224,746 | 28,681 |
| Purchase of available-for-sale securities | — | (1,000,000) |
| Purchase of FHLB stock | — | (50,000) |
| Proceeds from maturities of held-to-maturity securities | 5,500,000 | 12,850,000 |
| Purchase of held-to-maturity securities | (2,025,041) | (5,750,000) |
| Net cash provided by investing activities | 2,121,346 | 3,491,279 |
| **Financing Activities** | | |
| Net increase (decrease) in deposits | (2,342,888) | 9,166,214 |
| FHLB repayments | (3,000,000) | (1,600,000) |
| Purchase of treasury stock | (1,184,302) | (1,584,350) |
| Dividends paid | (184,237) | (201,675) |
| Special cash distribution | — | (1,876,880) |
| Net increase (decrease) in advances from borrowers for taxes and insurance | 2,767 | (2,746) |
| Net cash provided by (used in) financing activities | (6,708,660) | 3,900,563 |
| **Increase (Decrease) in Cash and Cash Equivalents** | (3,512,720) | 8,484,681 |
| **Cash and Cash Equivalents, Beginning of Year** | 8,617,541 | 132,860 |
| **Cash and Cash Equivalents, End of Year** | $ 5,104,821 | $ 8,617,541 |
| **Additional Cash Payment Information** | | |
| Interest paid | $ 1,969,521 | $ 2,129,974 |
| Income taxes paid | 360,499 | 545,771 |
| **Non-cash Investing Activity** | | |
| Conversion of loans to other real estate | — | 350,910 |
| Sale of other real estate under mortgage loan | — | (118,600) |

# First Federal of Olathe Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2002 and 2001

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### *Nature of Operations*

First Federal of Olathe Bancorp, Inc. ("Company") is a holding company whose principal activity is the ownership and management of its wholly owned subsidiary, First Federal Savings and Loan Association of Olathe ("Association"). The Association provides financial services to individual and corporate customers through its office in Olathe, Kansas. The Association's primary source of revenue is interest and fees on one-to-four family dwelling loans. The Association's lending activity is concentrated within Johnson County, Kansas. The Association is subject to competition from other financial institutions. The Association also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, the Association. Significant intercompany accounts and transactions have been eliminated in consolidation.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

### *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2001, cash equivalents consisted of federal funds sold in overnight transactions.

### *Securities*

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Realized gains and losses, based on amortized cost of the specific security, are included in other income. Interest and dividends on investments in debt and equity securities are included in income when earned. Premiums and discounts are amortized and accreted, respectively, to interest income using a method that approximates the level-yield method over the period to maturity.

### *Loans*

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-offs are reported at their outstanding principal, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

### *Allowance for Loan Losses*

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

### *Equipment*

Depreciable assets, consisting of computer and office equipment, are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the five year estimated useful lives of the assets.

### *Federal Home Loan Bank (FHLB) Stock*

FHLB stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

### *Foreclosed Assets Held for Sale*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

### *Treasury Stock*

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

### *Stock Options*

At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 15. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

| | Years Ended December 31, 2002 | Years Ended December 31, 2001 |
|---|---|---|
| Net income, as reported | $ 766,751 | $ 560,411 |
| Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes | (46,261) | (98,488) |
| Pro forma net income | $ 720,490 | $ 461,923 |
| Earnings per share | | |
| Basic – as reported | $ 1.65 | $ 1.12 |
| Basic – pro forma | $ 1.55 | $ 0.92 |
| Diluted – as reported | $ 1.63 | $ 1.11 |
| Diluted – pro forma | $ 1.53 | $ 0.90 |

### *Income Taxes*

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

### *Earnings Per Share*

Earnings per share have been computed based upon the weighted-average common shares outstanding for each year. Unearned ESOP and recognition and retention plan shares have been excluded from the computation of average shares outstanding.

# First Federal of Olathe Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2002 and 2001

## Note 2: Securities

### *Available-for-Sale Securities*

The amortized cost and approximate fair values of securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **December 31, 2002** | | | | |
| Equity securities | $ 1,010,960 | $ 808,024 | | $ 1,818,984 |
| **December 31, 2001** | | | | |
| Equity securities | $ 1,010,960 | $ 836,949 | | $ 1,847,909 |

### *Held-to-Maturity Securities*

The amortized cost and approximate fair values of securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| **December 31, 2002** | | | | |
| United States Government and Agency obligations | $ 2,014,309 | $ 66 | $ (147,059) | $ 1,867,316 |
| **December 31, 2001** | | | | |
| United States Government and Agency obligations | $ 5,500,000 | $ 33,580 | $ (58,420) | $ 5,475,160 |

The amortized cost and fair value of held-to-maturity securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| Within one year | $ — | $ — |
| One to five years | — | — |
| Five to ten years | 1,000,000 | 852,941 |
| After ten years | 1,014,309 | 1,014,375 |
| | $ 2,014,309 | $ 1,867,316 |

There were no sales of available-for-sale securities for the years ended December 31, 2002 and 2001.

## Note 3: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

| | 2002 | 2001 |
|---|---|---|
| One-to-four family | $ 40,349,434 | $ 38,670,722 |
| Commercial real estate loans | 69,154 | 120,934 |
| Other | 73,061 | 223,161 |
| Total loans | 40,491,649 | 39,014,817 |
| Less: | | |
| Deferred loan fees, net | (323,438) | (424,965) |
| Allowance for loan losses | (175,000) | (175,000) |
| Net loans | $ 39,993,211 | $ 38,414,852 |

Activity in the allowance for loan losses was as follows:

| | 2002 | 2001 |
|---|---|---|
| Balance, beginning of year | $ 175,000 | $ 175,000 |
| Provision for loan losses | — | — |
| Balance, end of year | $ 175,000 | $ 175,000 |

## Note 4: Equipment

Major classifications of equipment, stated at cost, are as follows:

| | 2002 | 2001 |
|---|---|---|
| Computer equipment | $ 72,456 | $ 72,456 |
| Office equipment | 4,114 | 4,114 |
| | 76,570 | 76,570 |
| Less accumulated depreciation | 74,320 | 68,489 |
| Net equipment | $ 2,250 | $ 8,081 |

## Note 5: Interest-Bearing Deposits

Deposits at December 31 are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| Money market | $ 1,730,241 | $ 1,860,473 |
| Savings accounts | 3,171,847 | 4,274,717 |
| Certificates of deposit | 30,425,634 | 31,535,420 |
| | $ 35,327,722 | $ 37,670,610 |

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

| | |
|---|---|
| 2003 | $ 20,607,284 |
| 2004 | 5,186,145 |
| 2005 | 1,284,429 |
| 2006 | 2,952,235 |
| 2007 and thereafter | 395,541 |
| | $ 30,425,634 |

Interest-bearing deposits in denominations of $100,000 or more were $7,735,755 and $9,569,467 as of December 31, 2002 and 2001, respectively.

Brokered deposits are received in the normal course of business. As of December 31, 2002 and 2001, brokered deposits of $7,323,000 and $7,328,000 respectively, were included in interest-bearing deposits.

## Note 6: Federal Home Loan Bank Advances

The Association is able to borrow from the FHLB of Topeka in order to meet operating and long-term financing needs. The borrowings are limited to an investment ratio of 20 to 1 of the Association's investment in FHLB stock, and are further limited to 40% of total assets. The borrowings must be further secured by one-to-four family dwelling loans pledged to the FHLB. Maximum available borrowings, based upon a percentage of assets and contingent upon the purchase of additional stock, amounted to approximately $20.3 million as of December 31, 2002. The total advances available from the FHLB as of December 31, 2002, based on the ratio of stock owned, amount to $7,600,000, of which $2,000,000 had been extended.

Long-term advances from the FHLB at December 31, 2002 and 2001 consisted of the following components:

| | 2002 | 2001 |
|---|---|---|
| $1,000,000 advance, 1 year at 5.46%, due January 2002 | $ — | $ 1,000,000 |
| $1,000,000 advance, 2 years at 5.29%, due January 2003 | 1,000,000 | 1,000,000 |
| $1,000,000 advance, 5 years at 5.63%, due January 2006 | 1,000,000 | 1,000,000 |
| $2,000,000 advance, 2 years at 6.51%, due November 2002 | — | 2,000,000 |
| | $ 2,000,000 | $ 5,000,000 |

Aggregate annual maturities of FHLB advances at December 31, 2002 are:

| Year Ending | Amount |
|---|---|
| 2003 | $ 1,000,000 |
| 2004 | — |
| 2005 | — |
| 2006 | 1,000,000 |
| | $ 2,000,000 |

## Note 7: Employee Benefit Plan

The Association is a participant in a pension fund known as the Financial Institutions Retirement Fund. This Fund is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. The plan required contributions in the amount of $20,488 and $0 for the years ended December 31, 2002 and 2001, respectively. The plan provides pension benefits for substantially all of the Association's employees.

## Note 8: Regulatory Matters

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2002 and 2001, that the Association meets all capital adequacy requirements to which it is subject.

As of June 4, 2001, the most recent notification from the Office of Thrift Supervision categorized the Association as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as *well capitalized*, the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association's category.

The Association's actual capital amounts and ratios are also presented in the table.

| | Actual | | For Capital Adequacy Purposes | | To Be *Well Capitalized* Under the Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Dollars in Thousands) | | | |
| **December 31, 2002** | | | | | | |
| Total Risk-Based Capital (to Risk-Weighted Assets) | $ 12,360 | 51.7% | $ 1,912 | 8.0% | $ 2,389 | 10.0% |
| Tier 1 Capital (to Risk-Weighted Assets) | $ 11,821 | 49.5% | NA | NA | $ 1,434 | 6.0% |
| Tier 1 Capital (to Adjusted Total Assets) | $ 11,821 | 23.5% | $ 1,510 | 4.0 % | $ 2,518 | 5.0% |
| Tangible Capital (to Adjusted Tangible Assets) | $ 11,821 | 23.5% | $ 755 | 1.5% | NA | NA |
| **December 31, 2001** | | | | | | |
| Total Risk-Based Capital (to Risk-Weighted Assets) | $ 12,189 | 48.7% | $ 2,004 | 8.0% | $ 2,505 | 10.0% |
| Tier 1 Capital (to Risk-Weighted Assets) | $ 11,637 | 46.5% | NA | NA | $ 1,503 | 6.0% |
| Tier 1 Capital (to Adjusted Total Assets) | $ 11,637 | 20.3% | $ 2,289 | 4.0% | $ 2,861 | 5.0% |
| Tangible Capital (to Adjusted Tangible Assets) | $ 11,637 | 20.3% | $ 858 | 1.5% | NA | NA |

The Association is subject to certain restrictions that prohibit the declaration or payment of dividends without prior regulatory approval.

## Note 9: Transactions with Related Parties

At December 31, 2002 and 2001, the Association had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties), in the amount of $271,233 and $449,236, respectively.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

## Note 10: Income Taxes

The provision for income taxes includes these components:

| | 2002 | 2001 |
|---|---|---|
| Taxes currently payable | $ 405,100 | $ 407,256 |
| Deferred income taxes | 56,900 | 47,744 |
| Income tax expense | $ 462,000 | $ 455,000 |

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

| | 2002 | 2001 |
|---|---|---|
| Computed at the statutory rate (34%) | $ 418,000 | $ 345,000 |
| Increase (decrease) resulting from: | | |
| State income taxes – net of federal tax benefit | 60,000 | 47,000 |
| Nondeductible ESOP compensation expense | 20,000 | 58,000 |
| Dividend exclusion on FHLMC preferred stock | (16,000) | — |
| Other | (20,000) | 5,000 |
| Actual tax expense | $ 462,000 | $ 455,000 |

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets were:

| | 2002 | 2001 |
|---|---|---|
| Deferred tax assets | | |
| Deferred compensation | $ 27,400 | $ 17,000 |
| Allowance for loan losses | 68,300 | 69,076 |
| Net operating losses | 17,700 | — |
| | 113,400 | 86,076 |
| Deferred tax liabilities | | |
| Deferred loan fees | (114,400) | (39,000) |
| ESOP dividend | (19,700) | (26,000) |
| Unrealized gains on available-for-sale securities | (291,000) | (301,000) |
| Other | (24,589) | (9,878) |
| | (449,689) | (375,878) |
| Net deferred tax liability | $ (336,289) | $ (289,802) |

Retained earnings at December 31, 2002 and 2001, include approximately $813,000, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $325,000 at December 31, 2002 and 2001.

# First Federal of Olathe Bancorp, Inc.

## Notes to Consolidated Financial Statements

## December 31, 2002 and 2001

## Note 11: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| Assets | | | | |
| Cash and cash equivalents | $ 5,104,821 | $ 5,104,821 | $ 8,617,541 | $ 8,617,541 |
| Securities | 3,833,293 | 3,686,300 | 7,347,909 | 7,323,069 |
| FHLB stock | 380,000 | 380,000 | 380,000 | 380,000 |
| Loans | 39,993,211 | 40,315,406 | 38,414,852 | 38,640,029 |
| Accrued interest and dividends | 317,596 | 317,596 | 331,605 | 331,605 |
| Liabilities | | | | |
| Deposits | 35,327,722 | 36,192,953 | 37,670,610 | 38,700,674 |
| Advances from FHLB | 2,000,000 | 2,153,956 | 5,000,000 | 5,153,411 |
| Interest payable on deposits | 49,766 | 49,766 | 54,044 | 54,044 |

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

### *Cash and Cash Equivalents, Interest-Bearing Deposits and FHLB Stock*

The carrying amounts approximate fair value.

### *Securities*

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

### *Loans*

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

### *Deposits*

Deposits include demand deposits, savings accounts and money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

### *Advances from the FHLB*

Rates currently available to the Association for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

### *Commitments to Originate Loans*

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments to extend credit is not presented since management believes the fair value to be insignificant.

## Note 12: Commitments and Credit Risk

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counter-party. Collateral held varies, but may include property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2002 and 2001, the Association had outstanding commitments to originate fixed rate loans and undisbursed loan proceeds for loans in process aggregating approximately $564,000 and $1,075,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. At December 31, 2002, the interest rates on the outstanding commitments ranged from 7.0% to 8.3%.

## Note 13: Employee Stock Ownership Plan

In connection with the conversion to stock form, the Association established an internally leveraged employee stock ownership plan (ESOP) for the exclusive benefit of eligible employees (all salaried employees who have completed at least 1,000 hours of service in a 12-month period and have attained the age of 21). The ESOP borrowed funds from the Company in an amount sufficient to purchase 44,506 shares (8% of the common stock issued in the stock offering). The loan is secured by the shares purchased and will be repaid by the ESOP with funds from contributions made by the Association, dividends received by the ESOP and any other earnings on ESOP assets. The Association makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. Contributions will be applied to repay interest on the loan first, then the remainder will be applied to principal. The loan is expected to be repaid over a period of up to 30 years. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants in proportion to their compensation relative to total compensation of all active participants. Participants will vest in their accrued benefits under the employee stock ownership plan at the rate of 20% per year. Vesting is accelerated upon retirement, death or disability of the participant or a change in control of the Association. Forfeitures will be reallocated to remaining plan participants. Benefits may be payable upon retirement, death, disability, separation from service or termination of the ESOP. Since the Association's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

The Association accounts for its ESOP in accordance with Statement of Position ("SOP") 93-6, *Employers Accounting for Employee Stock Ownership Plans*. Accordingly, the debt of the ESOP is eliminated in consolidation and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. Contributions to the ESOP shall be sufficient to pay principal and interest currently due under the loan agreement. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares for the respective period, and the shares become outstanding for earnings per share computations. ESOP compensation expense was $107,795 and $313,555 in 2002 and 2001, respectively. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

A summary of ESOP shares at December 31 is as follows:

| | 2002 | 2001 |
|---|---|---|
| Released shares | 20,327 | 15,336 |
| Unreleased shares | 24,179 | 29,170 |
| Total | 44,506 | 44,506 |
| Fair value of unreleased shares at December 31 | $ 561,678 | $ 736,543 |

The Association is obligated, at the option of each beneficiary, to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2002, the fair value of the 20,327 released shares held by the ESOP is $474,635. There are no outstanding shares held by former employees.

## Note 14: Recognition and Retention Plan

On April 25, 2001, the stockholders of the Company approved the Recognition and Retention Plan (the "Recognition Plan") for directors, officers and employees. Under the Recognition Plan, the Company may award up to 27,816 shares of common stock. During 2001, the Company granted 25,030 shares to eligible participants. The value of the shares awarded under the plan is determined based on the market price of the Company's stock on the date of grant. The shares vest and are earned by the recipient at a rate of 20% of the initially awarded amount per year, with the first installment being earned on the date of grant and succeeding installments earned on the following anniversaries of the date of grant.

As shares were issued on grant date and vest to holders over four years, the Company recorded deferred compensation in the amount of $513,115. The charge to compensation expense for the portion of shares vested during the years ended December 31, 2002 and 2001 amounted to $102,623 and $172,912, respectively.

## Note 15: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest at a rate of 20% per year, with the first installment vesting on the date of grant and succeeding installments vesting on the following anniversaries of the date of grant to directors, officers and employees for up to 55,632 shares of common stock. The exercise price of each option is intended to equal the market price of the Company's stock on the date of grant. The maximum term of the options is ten years.

The Company granted 50,066 options to eligible participants in 2001, all of which are outstanding at December 31, 2002, with an exercise price of $20.50. There were 20,026 and 10,013 shares exercisable at December 31, 2002 and 2001, respectively.

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the key assumptions being risk-free interest rate of 4.77%, expected dividends of $.40 per year, and expected volatility of 25%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plan, and, no compensation cost has been recognized for the plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by $46,261 and $98,488 for the years ended December 31, 2002 and 2001, respectively. Basic and diluted earnings per share would have decreased by $.10 for the year ended December 31, 2002 and by $.20 and $.21, respectively for the year ended December 31, 2001.

# First Federal of Olathe Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2002 and 2001

## Note 16: Earnings Per Share

Earnings per share (EPS) were computed as follows:

| | Year Ended December 31, 2002 | | |
|---|---|---|---|
| | Income | Weighted-Average Shares | Per Share Amount |
| Basic earnings per share | | | |
| Net income | $ 766,751 | 463,921 | $ 1.65 |
| Effect of dilutive securities | | | |
| Stock options | (46,261) | 5,971 | |
| Diluted earnings per share | | | |
| Income available to common stockholders | $ 720,490 | 469,892 | $ 1.63 |

| | Year Ended December 31, 2001 | | |
|---|---|---|---|
| | Income | Weighted-Average Shares | Per Share Amount |
| Basic earnings per share | | | |
| Net income | $ 560,411 | 500,664 | $ 1.12 |
| Effect of dilutive securities | | | |
| Stock options | (98,488) | 3,780 | |
| Diluted earnings per share | | | |
| Income available to common stockholders and assumed conversions | $ 461,923 | 504,444 | $ 1.11 |

# First Federal of Olathe Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2002 and 2001

## Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

### Condensed Balance Sheets
### December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 592,108 | $ 1,922,985 |
| Investment in First Federal Savings and Loan Association of Olathe | 12,100,018 | 11,832,364 |
| Due from subsidiary | 424,505 | 559,766 |
| Other assets | 17,000 | 28,398 |
| Total assets | $ 13,133,631 | $ 14,343,513 |
| **Liabilities** | | |
| Dividends payable | $ 92,583 | $ 102,745 |
| Notes payable to subsidiary | 1,200,000 | 2,000,000 |
| Total liabilities | 1,292,583 | 2,102,745 |
| **Stockholders' Equity** | 11,841,048 | 12,240,768 |
| Total liabilities and stockholders' equity | $ 13,133,631 | $ 14,343,513 |

## Condensed Statements of Income
## Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Income** | | |
| Investment securities | $ — | $ 16,573 |
| Dividend from subsidiary | 800,000 | 1,000,000 |
| Other income | 35,975 | 67,452 |
| | 835,975 | 1,084,025 |
| **Expenses** | 311,135 | 168,523 |
| **Income before Income Taxes and Equity in Undistributed Net Income of Subsidiary** | 524,840 | 915,502 |
| **Income Tax Benefit** | (108,000) | (26,000) |
| **Income before Equity in Undistributed Net Income of Subsidiary** | 632,840 | 941,502 |
| **Equity in Undistributed Net Income of Subsidiary Less Dividend from Subsidiary** | 133,911 | (381,091) |
| **Net Income** | $ 766,751 | $ 560,411 |

# First Federal of Olathe Bancorp, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2002 and 2001

### Condensed Statements of Cash Flows
### Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ 766,751 | $ 560,411 |
| Items not requiring (providing) cash | | |
| Accretion of discounts on securities | — | (5,939) |
| Deferred taxes | 8,600 | (25,988) |
| Equity in undistributed earnings of subsidiary | (133,911) | 381,091 |
| Changes in | | |
| Other assets | 2,798 | 25,541 |
| Other liabilities | — | (42,812) |
| Net cash provided by operating activities | 644,238 | 892,304 |
| **Investing Activities** | | |
| Payments received from subsidiary | 193,424 | 746,263 |
| Proceeds from maturities of held-to-maturity securities | — | 2,100,000 |
| Net cash provided by investing activities | 193,424 | 2,846,263 |
| **Financing Activities** | | |
| Proceeds on loan from subsidiary | — | 2,000,000 |
| Principal payments on loan from subsidiary | (800,000) | (521,448) |
| Purchases of treasury stock | (1,184,302) | (1,584,350) |
| Dividends paid | (184,237) | (201,675) |
| Special cash distribution | — | (2,054,904) |
| Net cash used in financing activities | (2,168,539) | (2,362,377) |
| **Increase (Decrease) in Cash and Cash Equivalents** | (1,330,877) | 1,376,190 |
| **Cash and Cash Equivalents, Beginning of Year** | 1,922,985 | 546,795 |
| **Cash and Cash Equivalents, End of Year** | $ 592,108 | $ 1,922,985 |
| **Non-Cash Financing Activity** | | |
| Treasury stock issued under stock award plan | $ — | $ 513,115 |

## Note 18: Future Change in Accounting Principle

The Financial Accounting Standards Board (FASB) recently issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, effective for guarantees issued or modified after December 15, 2002, which is not expected to have a material effect on the Company's financial statements.

In addition, FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for financial statements issued for fiscal years beginning after December 15, 2001, Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, issued April 2002, Statement No. 147, *Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9*, issued October 2002 and Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, issued December 2002, which are not expected to have a material effect on the Company's financial position or results of operations.

## *COMMON STOCK AND RELATED MATTERS*

The Company's Common Stock is listed on the Over-the-Counter Electronic Bulletin Board under the symbol "FFOL.OB." As of December 31, 2002, the Company had 152 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 462,915 shares outstanding.

The following tables set forth market price and dividend information for the Common Stock for the years ended December 31, 2002 and 2001. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

| Year Ended December 31, 2002 | High | Low | Cash Dividends Declared |
|---|---|---|---|
| First Quarter | $ 25.78 | $ 21.37 | N/A |
| Second Quarter | 23.80 | 22.93 | $.20 per share |
| Third Quarter | 26.00 | 23.00 | N/A |
| Fourth Quarter | 24.00 | 23.15 | $.20 per share |

| Year Ended December 31, 2001 | High | Low | Cash Dividends Declared |
|---|---|---|---|
| First Quarter | $ 16.88 | $ 14.98 | N/A |
| Second Quarter | 20.04 | 16.40 | $.20 per share |
| Third Quarter | 19.94 | 19.41 | N/A |
| Fourth Quarter | 25.25 | 19.20 | $4.20 per share* |

* Includes a $4.00 per share special cash distribution.

Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of the dividends will be, or whether such dividends, once declared, will continue.

## CORPORATE AND STOCKHOLDER INFORMATION

### Corporate Offices

First Federal of Olathe Bancorp, Inc.
100 E. Park
Olathe, KS 66061

(913) 782-0026

### Annual Meeting of Shareholders

The annual meeting of First Federal of Olathe Bancorp, Inc. will be held April 25, 2003 at 3:00 p.m. at 100 E. Park, Olathe, Kansas

### Annual Report on Form 10-K

For the 2002 fiscal year, First Federal of Olathe Bancorp, Inc. has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. The Form 10-K is available on the World Wide Web as part of the SEC EDGAR database at www.sec.gov. *Shareholders may also obtain a copy free of charge by writing to: First Federal of Olathe Bancorp, Inc., 100 E. Park, Olathe, KS 66061.*

### Stock Transfer Agent & Registrar

Shareholders wishing to change name, address or ownership of stock, or to report lost certificates or to consolidate accounts should contact the Company's stock registrar and transfer agent directly at:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

### Counsel

Luse Gorman Pomerenk & Schick
5335 Wisconsin Ave NW – Suite 400
Washington, D.C. 20015

### Independent Auditors

**BKD, LLP**
Twelve Wyandotte Plaza
120 W. 12th Street – Suite 1200
Kansas City, MO 64105

### Market Information for Common Stock

The Common Stock of First Federal of Olathe Bancorp, Inc. trades on the Over-the-Counter Bulletin Board under the symbol "FFOL." At March 11, 2003, there were approximately 149 shareholders of record not including the number of persons or entities holding stock in nominee or street names through various brokers and banks. Common stock was issued at $10.00 per share in connection with the Company's initial public offering competed on April 11, 2000.

### Directors and Officers

Mitch Ashlock: *President, Director, Chief Executive Officer*

Donald K. Ashlock: *Chairman, Director*

John M. Bowen: *Director, owner – John M. Bowen & Associates, Kansas City, MO*

Carl R. Palmer: *Director, owner – Carl Palmer Realty, Olathe, KS*

Marvin Eugen Wollen: *Director, Optometrist, Olathe, KS*

Kenda K. Camp: *Secretary and Treasurer*

Milynn VanDeKerkhove: *Assistant Secretary and Treasurer*

First Federal of Olathe Bancorp, Inc.
100 East Park
P.O. Box 636
Olathe, KS 66051